                               GUARANTY AGREEMENT

          This GUARANTY AGREEMENT is made and entered into as of the 10th day of March, 1999 (this "Agreement") between Triarc Companies, Inc. ("Triarc") and Willis G. Ryckman (the "Director").

          WHEREAS, the Board of Directors (the "Board of Directors") of National Propane Corporation ("NPC"), a subsidiary of Triarc, at a meeting held on January 8, 1999, appointed the Director as the sole member of a Special Committee of the Board of Directors (the "Special Committee") for the purpose of
(i) reviewing and evaluating a purchase agreement effecting the sale of all or substantially all of the partnership interests of National Propane, L.P. (the "Partnership") and National Propane, L.P. and (ii) making a recommendation to the Board of Directors with respect to such proposal on behalf of the Partnership's Common Unitholders;

          WHEREAS, NPC and the Director have entered into an Indemnification Agreement effective September 25, 1996 (the "Indemnification Agreement") which provides for indemnification of the Director and Triarc wishes to guarantee NPC's obligations to the Director under the Indemnification Agreement;

          NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

          1. Guaranty. Triarc hereby irrevocably and unconditionally guarantees to the Director timely and complete performance by NPC of all of NPC's undertakings, covenants, obligations and indemnities (collectively, "Obligations") provided for in the Indemnification Agreement. This guaranty is a guaranty of payment and of performance.

          2. Subrogation. Upon making any payment hereunder, Triarc shall be subrogated to the rights of the Director against NPC with respect to any such payment, provided that Triarc shall not enforce a right or receive any payment by way of subrogation until all of NPC's Obligations shall have been paid in full and the Director agrees to take at Triarc's expense such steps as Triarc may reasonably request to implement such subrogation.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                   TRIARC COMPANIES, INC.



                                   By:  /s/ Brian L. Schorr
                                        Name: Brian L. Schorr
                                        Title: Executive Vice President and
                                               General Counsel

/s/ Willis G. Ryckman
Willis G. Ryckman